FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For September 23, 2007

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.

10 Hagavish Street
Netanya, Israel 42140

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    X          Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ____              No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

Item 1

CELLCOM ISRAEL LTD. ANNOUNCES FILING OF FINAL PROSPECTUS FOR
OFFERING OF DEBENTURES IN ISRAEL

Netanya, Israel – September 23, 2007 – Cellcom Israel Ltd. (the “Company”) announced that the Company filed today a final prospectus ("Prospectus")  for the offering ("Offering") of two series of debentures, Series C and Series D ("Debentures") with the Israeli Securities Authority and the Tel Aviv Stock Exchange ("TASE"). The Prospectus was filed after the Company received today a permit from the Israeli Securities Authority for the publication of the Prospectus.  The Company also received the approval of the TASE for the Prospectus and that the terms of the Debentures as set forth in the Prospectus comply with the TASE's regulations. The listing of the Debentures on the TASE is subject to a listing approval by the TASE, expected to be granted upon the publication of the complete terms of the offering.

The Debentures offered are in an aggregate principal amount of up to NIS 850 million for both Series C and Series D.

Each series of Debentures will bear interest at an annual rate to be determined pursuant to a tender, which shall not exceed 4.7% per year for Series C and 5.7% per year for Series D, linked to the Israeli Consumer Price Index.

The principal of Series C debentures is repayable in nine semiannual payments commencing March 2009, and the interest is repayable semiannually commencing March 2008.  The principal of Series D Debentures is repayable in five annual payments commencing July 2013, and the interest is repayable annually commencing July 2008.

The amount of Debentures offered and the maximum interest rate for each series set out above, may be changed in accordance with  the Israeli securities regulations and/or as described the Prospectus during the Offering.

The Company may cancel the Offering if requests to purchase the Debentures do not reach a minimal amount of NIS 600,000,000, all subject to the Company’s right to change the terms of the Offering, as aforementioned.

The Debentures will be unsecured and will not restrict the Company's ability to issue additional debentures of any class or distribute dividends in the future.  The Debentures contain standard terms and conditions.

The Company intends to use the proceeds of the Offering for general corporate purposes, which may include financing of the Company's operating and investment activity including the financing of handset subsidies and other costs related to acquisition and retention of customers, among other things, in anticipation of the upcoming implementation of number portability and repayment of outstanding debt under the Company’s credit facility.

In connection with the Offering of the Debentures in Israel, the Company has updated certain of the risk factors contained in its annual report on Form 20-F for the year ended December 31, 2006  and added certain risk factors relating to the Debentures. The Company has also included in the Prospectus material changes which occurred following the publication of its annual report on Form 20-F for the year ended December 31, 2006.

The risk factors contained in the Prospectus (excluding risk facotrs relating specifically to the Debentures) are as follows:

Risk Factors
We believe that the occurrence of any one or some combination of the following factors could have a material adverse effect on our business, financial condition or results of operations.

Risks Related to our Business

We operate in a heavily regulated industry, which can harm our results of operations.

A substantial part of our operations is subject to the Israeli Communications Law, 1982, the Israeli Wireless Telegraph Ordinance (New Version), 1972, the regulations promulgated thereunder and the license for the provision of cellular services that we received from the Ministry of Communications in accordance with the Communications Law.  The interpretation and implementation of the provisions of our general license, as well as our other licenses, are not certain and disagreements have arisen and may arise in the future between the Ministry of Communications and us.  The Communications Law and regulations thereunder grant the Ministry of Communications extensive regulatory and supervisory authority with regard to our activities, as well as the authority to impose substantial sanctions in the event of a breach of our licenses.  In the event that we materially violate the terms of our licenses, the Ministry of Communications has the authority to revoke them.

Our general license is valid until February 2022.  It may be extended for additional six-year periods upon our request to the Ministry of Communications and confirmation from the Ministry of Communications that we have complied with the provisions of our license and the applicable law, have continuously invested in the improvement of our service and network and have demonstrated the ability to do so in the future.  Our other licenses are also limited in time.  However, our licenses may not be extended when necessary, or, if extended, the extensions may be granted on terms that are not favorable to us.  In addition, the Ministry of Communications may modify our licenses without our consent and in a manner that could limit our freedom to conduct our business.

Further, our business and results of operations could be materially and adversely affected by new legislation and decisions by our regulators that:

•	reduce tariffs, including interconnect and roaming tariffs, limit our ability to raise tariffs or otherwise intervene in the pricing policies for our products and services;

•	increase the number of competitors in the cellular market, including by providing MVNO licenses and/or mobile WiMAX licenses;

•	regulate the termination of predefined term agreements, including requiring us to disconnect subscribers once the initial term expires;

•	impose new safety or health-related requirements;

•	impose additional restrictions and/or requirements on the construction and operation of cell sites;

•	impose restrictions on the provision of content services;

•	limit or otherwise intervene with the services or products that we may sell; or

•	set higher service standards.

See “Item 4.B – Business Overview - Government Regulations ― Our Principal License” in our annual report on Form 20-F for the year ended December 31, 2006.

If we fail to compensate for lost revenues resulting from past or future legislative or regulatory changes with alternative sources of income, our results of operations may be materially adversely affected.

We may face claims of being in violation of the law and our license requiring the implementation of number portability and the terms of our license governing the method of charging for SMS messages.

As a result of an amendment to the Communications Law in March 2005, cellular and landline telephone operators were required to implement number portability by September 1, 2006.  Number portability would permit our subscribers to change to another network operator without having to change their telephone numbers.  Despite efforts to introduce the requisite technology and coordinate the transition to number portability by September 1, 2006, currently none of the cellular or landline operators has implemented number portability.  We, and two other cellular operators, Pelephone Communications Ltd., or Pelephone, and Partner, have filed a petition with the Israeli High Court of Justice for the issuance of an order to the Government of Israel and the Ministry of Communications to show cause for their failure to act immediately in order to initiate an amendment to the Communications Law postponing the deadline for the implementation of number portability.  If an adequate relief is not granted, we may be exposed to substantial sanctions and legal claims, including class actions by subscribers.  See “Item 3.8 Material Changes – Number Portability” for a notification provided to us by the MOC of its intention to impose monetary sanctions on us.

See “Item 8 – Financial Information - Legal Proceedings—Purported class actions” of our annual report on Form 20-F for the year ended December 31, 2006 for additional details on a purported class action filed against us in that respect.
See "Item 4. Information on the Company – B. Business Overview – Government Regulations – Number Portability; B. Business Overview - Competition” of our annual report on Form 20-F for the year ended December 31, 2006 for additional details.

In 2005, our license was amended to regulate charging for SMS messages sent outside our network, which, under one interpretation of the amendment, may lead to claims of our not being in compliance with our license.  To date, we have fulfilled the license requirements, even under this potential interpretation, with respect to SMS messages sent to subscribers of one other cellular operator.  However, due to technological difficulties which we and our competitors face and have not yet been resolved, we may face claims, if such interpretation of the amendment prevails, of not having implemented the amendment with respect to SMS messages sent to subscribers of two other operators.  We had notified the Ministry of Communications of our technological inability to fully implement the amendment, if it is so interpreted.  The Ministry of Communications had proposed an amendment to our license to resolve this problem, which we believe is unsatisfactory because it does not change the charging criteria but mainly proposes certain customer notification requirements.  Until such time as the cellular operators develop the necessary interfaces or our license is amended, we may be exposed, if such an interpretation prevails, to substantial sanctions and legal claims.

We may not be able to obtain permits to construct and operate cell sites.

We depend on our network of cell sites to maintain and enhance network coverage for our subscribers.  In addition, where necessary, we provide certain subscribers with bi-directional amplifiers, also known as “repeaters,” to remedy weak signal reception in indoor locations.  Some of these repeaters are located outdoors on rooftops.  We also deploy and operate microwave sites as part of our transmission network.  The construction and operation of these various facilities are highly regulated and require us to obtain various consents and permits.  See “Item 4.B – Business Overview - Government Regulations—Permits for Cell Site Construction” of our annual report on Form 20-F for the year ended December 31, 2006.

We have experienced difficulties in obtaining some of these consents and permits, particularly in obtaining building permits for cell sites from local planning and building authorities.  As of June 30, 2007, we operated approximately 7.4% of our cell sites without building permits or applicable exemptions.  Although, in relation to approximately 5% of our cell sites we are in the process of seeking to obtain building permits or to modify them to satisfy applicable exemptions, we may not be able to obtain all the necessary permits or make the necessary modifications.  Approximately 26% of our cell sites operate without building permits in reliance on an exemption from the requirement to obtain a building permit, mainly for radio access devices.  Our reliance upon the exemption for radio access devices has been challenged by local planning and building authorities in the courts, mostly unsuccessfully.  Recently a Magistrate Court has ruled, contrary to the rulings of other Magistrate Courts, that with respect to radio access devices, our reliance on that exemption is invalid and that we are required to receive building permits for the construction and use of the facility and the accompanying equipment. The issue is awaiting consideration in the court of appeals (the District Court); other similar challenges, as well as other claims asserting that those cell sites and other facilities do not meet other legal requirements continue. See Item 3.8 “Material Changes – Site Licensing” below for additional details in regards to the Magistrate Court's decision and another petition filed against us in that respect. In addition, we operate other cell sites in a manner that is not fully compatible with the building permits issued for these cell sites which may, in some cases, constitute grounds for termination of their lease agreements or claims for breach of such agreements.  Our rooftop microwave sites and repeaters operate in reliance upon an exemption from the requirement to obtain a building permit.  Substantially all of our outdoor microwave sites are rooftops.  It is unclear whether other types of repeaters require a building permit.  Our reliance on an exemption from the requirement to obtain building permits for the microwave sites and repeaters has not, to date, been subject to judicial challenge.  Operation of a cell site or other facility without a building permit or not in accordance with the permit or other legal requirements may result in the issuance of a demolition order for the cell site or other facility or the bringing of criminal charges against us and our officers and directors.  Certain of our cell sites have been subject to demolition orders. In addition, criminal charges have been brought against us and our officers and directors in connection with cell sites that were alleged to have been constructed without the required permits.  As of June 30, 2007, 34 cell sites are the subject of criminal proceedings; demolition orders have been granted with respect to seven cell sites while the remaining 27 cell sites are the subject of further litigation.  Certain of our officers and directors are also named in a number of these criminal proceedings as defendants.  Should any of our officers or directors be found guilty of an offence, although this has not occurred to date, they may face monetary penalties and a term of imprisonment.  Our sites may be the subject of further demolition orders and we or our officers and directors may face further criminal charges.

Pursuant to the Israeli Non-Ionizing Radiation Law, 2006, which is effective, for the most part, as of January 1, 2007, the granting or renewal of an operating permit by the Israeli Ministry of Environmental Protection for a cell site or other facility is subject to the receipt of a building permit or the facility being exempt from the requirement to obtain a building permit.  Should we fail to obtain building permits for our cell sites or other facilities, including in the event that our reliance upon an exemption from the requirement to obtain building permits for these cell sites and other facilities is found invalid, the Ministry of Environmental Protection will not grant or renew our operating permits for those cell sites and other facilities. Recently, the Ministry of Environmental Protection has withheld the grant and/or renewal of operating permits in a few instances, where the local planning and building committee’s engineer objected to our reliance upon the said exemption for radio access devices. Operating a cell site or a facility without an operating permit could subject us and our officers and directors to criminal, administrative and civil liability.

If we are unable to obtain or renew building or other consents and permits for our existing sites or other facilities, we will be required to demolish or relocate these cell sites and facilities.  Our inability to relocate cell sites or other facilities in a timely manner and/or construct and operate new cell sites or other facilities – if we are unable to obtain the necessary consents and permits and/or rely on the exemption from the requirement to obtain a building permit, could adversely affect our existing network, resulting in the loss of subscribers, prevent us from meeting the network coverage and quality requirements contained in our license and adversely impact our network build-out, all of which may have a material adverse effect on our results of operations and financial condition.

We may be required to indemnify certain local planning and building committees in respect of claims against them.

Under the Israeli Planning and Building Law, 1965, by approving a building plan, local planning and building committees may be held liable to compensate for depreciation of properties included in or neighboring the approved plan.

In January 2006, the law was amended to require an applicant, as a precondition to obtaining a cell site construction permit from a planning and building committee, to provide a letter to the committee indemnifying it for possible depreciation claims.  As of June 30, 2007, we have provided over 100 indemnification letters to local planning and building committees.  Calls upon our indemnities may have a material adverse effect on our financial condition and results of operations.  Further, if we are required to make substantial payments under the indemnity letters, it could trigger a default under our credit facility.  We may also decide to demolish or relocate existing cell sites to less favorable alternatives and to construct new cell sites in alternative, less suitable locations or not at all, due to the obligation to provide indemnification.  As a result, our existing service may be impaired or the expansion of our network coverage could be limited.

In addition, local planning and building committees have sought to join cellular operators, including us, as defendants in depreciation claims made against them even though indemnification letters were not provided.  We were joined as defendants in a small number of cases.  It is possible that the joining of cellular operators to similar claims will continue despite the absence of an indemnification letter.  This practice increases the risk that we may be exposed to material liability as a result of depreciation claims.

In February 2007, the Israeli Minister of Interior Affairs extended the limitation period within which depreciation claims may be brought under the Planning and Building Law from three years from approval of the building plan to the later of one year from receiving a building permit for a cell site and six months from the construction of a cell site.  The Minister retains the general authority to extend such period further.  This extension of the limitation period increases our potential exposure to depreciation claims. In addition, should the Planning and Building Law be construed or amended to allow a longer period of limitation for depreciation claims than the current limitation period set in that law, our potential exposure to depreciation claims would increase.

Alleged health risks relating to non-ionizing radiation generated from cell sites and cellular telecommunications devices may harm our prospects.

Handsets, accessories and various types of cell sites are known to be sources of non-ionizing radiation emissions.  While, to the best of our knowledge, the handsets that we market comply with the applicable legislation that relate to acceptable “specific absorption rate,” or SAR, levels, we rely on the SAR levels published by the manufacturers of these handsets and do not perform independent inspections of the SAR levels of these handsets.  As the manufacturers’ approvals refer to a prototype handset, we have no information as to the actual level of SAR of the handsets throughout the lifecycle of the handsets, including in the case of handset repair.  See “Item 4.B – Business Overview - Government Regulations—Handsets” of our annual report on Form 20-F for the year ended December 31, 2006.  Concerns regarding cell sites have already caused us difficulties in obtaining or renewing leases for cell sites.  If health concerns over non-ionizing radiation increase, any adverse findings in new studies of non-ionizing radiation are published or if non-ionizing radiation levels are found to be higher than the standards set for handsets and cell sites, consumers may be discouraged from using cellular handsets and regulators may impose additional restrictions on the construction and operation of cell sites or handset usage.  As a result, we may experience increased difficulty in obtaining leases for new cell site locations or renewing leases for existing locations (although, in total we have experienced renewal problems with approximately 5% of our cell site leases each year); we may be exposed to property depreciation claims; we may lose revenues due to decreasing usage of our services; we may be subject to increased regulatory costs; and we may be subject to health-related claims for substantial sums.  We have not obtained insurance for these potential claims.  An adverse outcome to, or settlement of, any health - related litigation against us or any other provider of cellular services could have a material adverse effect on our results of operations, financial condition or prospects.

We face intense competition in all aspects of our business.

The Israeli cellular telephone market is highly competitive.  We compete for subscribers with three other cellular operators.  While we enjoy the largest market share, estimated to be 34.3% as of June 30, 2007, two of our competitors, Partner and Pelephone, enjoy estimated market shares of 31.6% and 29.1% respectively, with MIRS Motorola Communications Ltd., or MIRS, estimated to have a market share of 5%.  The current competitive pressure in the Israeli market results primarily from the highly penetrated state of the market. See “Item 4.B –

Business Overview - The Telecommunications Industry in Israel” of our annual report on Form 20-F for the year ended December 31, 2006. This means that market growth is limited and cellular operators compete intensely to retain their own subscribers and attract those of their competitors. Competition has recently intensified due to the anticipated implementation of number portability. Any of the following developments in our market is expected to increase competition further and may result in a loss of subscribers, increased subscriber acquisition and retention costs and ultimately reduced profitability for us:

•	the implementation of number portability, as it would eliminate one of the deterrents to switching between cellular operators;

•
Pelephone’s offering of certain services jointly with its parent company, Bezeq, the incumbent landline operator; although Bezeq and Pelephone may not offer integrated or combined packages of cellular and landline telephone and other telecommunication services currently, the Ministry of Communications has stated that once Bezeq’s share of the Israeli landline telephone market falls below 85% (Bezeq does not publish its market share), it would be permitted to offer certain services jointly with its subsidiaries subject to regulatory limitations;

•
the entry into the Israeli cellular market by mobile virtual network operators, or MVNOs, could increase competition and thus may have materially adverse affect on our revenues; In August 2007, the government has instructed the MOC to take all necessary measures to allow MVNOs to provide cellular services as of December 31, 2007; See “Item 3.8 Material Changes – MVNO operation” below for additional details;

•
a proposed amendment to the Israeli Restrictive Trade Practices Law, 1988 to grant the Commissioner of Restrictive Trade Practices broader authority to take action against oligopolies where there is insufficient competition, including the authority to issue orders to remove or to ease entry or transfer barriers, should the Commissioner conclude that this would increase competition; if the Commissioner were to decide that the Israeli cellular market was oligopolistic and insufficiently competitive, this could lead to measures by the Commissioner which could limit our freedom to manage our business, increase the competitive pressures that we face and adversely affect our results of operations.

•	the entry into the cellular market of mobile WiMAX technology (by a new entrant or by a cellular operator); The MOC is expected to publish a WiMAX frequencies tender in the near future; and

•
the contemplated building of a UMTS network by Pelephone (according to Pelephone’s announcements), as it would strengthen Pelehone’s ability to compete in the provision of inbound and outbound roaming services.

We could be subject to legal claims due to the inability of our information systems to fully support our calling plans.

In order to attract and retain the maximum number of subscribers in our highly competitive market, we design specific calling plans to suit the preferences of various subscriber groups.  We require sophisticated information systems to record accurately subscriber usage pursuant to the particular terms of each subscriber’s plan as well as accurate database management and operation of a very large number of calling plans.  From time to time, we have detected some discrepancies between certain calling plans and the information processed by our internal information systems, such as applying an incorrect rebate or applying an incorrect tariff to a service resulting in a higher charge.  We have invested substantial resources to refine and improve our information and control systems and ensure that our new calling plans are appropriately processed by our information systems; we have also taken steps to remedy the identified discrepancies and have established reserves where the discrepancies are quantifiable.  Despite our substantial investments, we may experience discrepancies in the future due to the multiplicity of our plans and the scope of the processing tasks. Number portability, when implemented, may lead to further discrepancies. Further, while we invest substantial efforts in monitoring our employees and third-party distributors and dealers that market our services, it is possible that some of our employees, distributors or dealers may offer terms and make (or fail to make) representations to existing and prospective subscribers that do not fully conform to applicable law, our license or the terms of our calling plans.  As a result of these discrepancies, we may be subject to subscribers’ claims, including class action claims, and substantial sanctions for breach of our license that may materially adversely affect our results of operations.

We are exposed to, and currently are engaged in, a variety of legal proceedings, including class action lawsuits.

We provide services to millions of subscribers on a daily basis.  As a result of the scope and magnitude of our operations we are subject to the risk of a large number of lawsuits, including class action suits by consumers with respect to billing and other practices.  These actions may be costly to defend and could result in significant judgments against us.  The Israeli Class Actions Law, 2006 and the 2005 amendment to the Israeli Consumer Protection Law, 1981 include provisions that expand the causes of action for which a class of litigants may bring suit, including with regard to any damages allegedly incurred prior to the effective date of these laws, reducing the minimal requirements for certification of a class action lawsuit and reducing the qualifications required to be a lead plaintiff in a class action lawsuit.  These laws have increased and may continue to increase the number of requests for certification of class actions against us, our legal exposure and our legal costs in defending against such suits, which as a result may materially and adversely affect our financial results. Currently, we are engaged in a number of purported class action suits as a defendant, some of which are for substantial amounts.  For a summary of certain material legal proceedings against us, see “Item 8 – Financial Information - Legal Proceedings” of our annual report on Form 20-F for the year ended December 31, 2006 and our report on Form 6-K filed on August 14, 2007.

We are subject to the risk of intellectual property rights claims against us, including in relation to innovations we develop ourselves. These claims may require us to initiate or defend protracted and costly litigation, regardless of the merits of these claims.  If any of these claims succeed, we may be forced to pay damages or may be required to obtain licenses for the infringing product or service.  If we cannot obtain all necessary licenses on commercially reasonable terms, we may be forced to stop using or selling the products and services, which could adversely affect our ability to provide certain services and products.

We may be subject to increased regulation in respect of handset sales.

The Ministry of Communications is considering adopting changes to the licenses of the cellular operators that would prohibit cellular operators from offering calling plans that include handset subsidies to subscribers who purchase their handsets from the operators, unless the same terms are also offered to subscribers who purchase their handsets elsewhere.  If such proposed changes are adopted, this would impair our ability to offer handsets to our subscribers at subsidized prices or in conjunction with attractive calling plans.  This may lead to difficulties in selling advanced handsets that have the potential to generate high content-related revenues, which in turn may reduce our potential revenues or require higher subscriber acquisition costs and adversely affect our results of operations.

We rely on interconnecting telecommunications providers and could be adversely affected if these providers fail to provide these services without disruption and on a consistent basis.

Our ability to provide commercially viable cellular telephone services depends upon our ability to interconnect with the telecommunications networks of landline, cellular telephone and international operators in Israel in order to complete calls between our subscribers and parties on a landline or other cellular telephone network, as well as third parties abroad.  All landline, cellular telephone and international operators in Israel are required to provide interconnection to, and not to discriminate against, any other licensed telecommunications operator in Israel.  We have no control over the quality and timing of the investment and maintenance activities that are necessary for these entities to provide us with interconnection to their respective telecommunications networks.  The failure of these or other telecommunications providers to provide reliable interconnections to us on a consistent basis could have an adverse effect on our business, financial condition or results of operations. Such adverse effect may intensify upon implementation of number portability since our ability to implement number portability, provide our services and our basic ability to port numbers between operators are dependant on number portability implementation by interconnecting local operators, as further discussed under “We may face claims of being in violation of the law and our license requiring the implementation of number portability and the terms of our license governing the method of charging for SMS messages.” above.

There are certain restrictions in our license relating to the ownership of our shares.

Our license restricts ownership of our ordinary shares and who can serve as our directors as follows:

•
our founding shareholder, Discount Investment Corporation Ltd., or DIC (or its transferee or transferees, if approved in advance by the Ministry of Communications as “founding shareholders”), must own at least 26% of each of our means of control;

•
Israeli citizens and residents among our founding shareholders (or their approved transferees) must own at least 20% of our outstanding share capital and each of our other means of control (DIC has agreed to comply with this requirement);

•	a majority of our directors must be Israeli citizens and residents;

•	at least 20% of our directors must be appointed by Israeli citizens and residents among our founding shareholders; and

•
we are required to have a committee of our Board of Directors that deals with matters relating to state security, which must be comprised of at least four directors (including an external director) having the requisite security clearance by Israel’s General Security Service.

If these requirements are not complied with, we could be found to be in breach of our license and our license could be changed, suspended or revoked.

In addition, our license provides that, without the approval of the Ministry of Communications, no person may acquire or dispose of shares representing 10% or more of our outstanding share capital.  Further, our directors and officers and any holder of ordinary shares representing 5% or more of our outstanding share capital may not own 5% or more of Bezeq or any of our competitors or serve as a director or officer of such a company, subject to certain exceptions which require the prior approval of the Ministry of Communications.

To ensure that an unauthorized acquisition of our shares would not jeopardize our license, our articles of association provide that any shares acquired without approval required under our license will not be entitled to voting rights.
If our service is to be determined by the Israeli Government to be an “essential service”, the Prime Minister and the Ministry of Communications could impose additional limitations including a heightened requirement of Israeli ownership of our ordinary shares.

Although our articles of association contain certain provisions that are aimed at reducing the risk that holdings or transfers of our ordinary shares will contravene our license, we cannot entirely control these and other matters required by our license, the violation of which could be a basis for suspending or revoking our license.  See “Item 4.B – Business Overview – Government Regulations ― Our Principal License” of our annual report on Form 20-F for the year ended December 31, 2006.

We may be adversely affected by the significant technological and other changes in the cellular communications industry.

The cellular market is known for rapid and significant technological change.  Our current technologies, including our 3.5G technologies, may be overtaken rapidly, requiring us to invest in alternative technologies to remain competitive.  Further, technologies such as satellite-based personal communications services, wireless broadband access services such as WiMAX and other technologies that have the capacity to handle cellular calls may enter our market and compete with traditional cellular providers, thus further intensifying the competition we face and requiring us to reduce prices, thus adversely affecting our results of operations. The MOC is expected to publish a WiMAX frequencies tender in the near future.

If we cannot obtain or maintain favorable roaming arrangements our services may be less attractive or less profitable.

We rely on agreements to provide roaming capability to our subscribers in many areas outside Israel.  As of June 30, 2007, we had roaming arrangements with 483 cellular providers in 171 countries around the world.  However, as we cannot control the quality of the service that they provide, it may be inferior to the quality of service that we provide.  Equally, our subscribers may not be able to use some of the advanced features that they enjoy when making calls on our network.  Some of our competitors may be able to obtain lower roaming rates than we do because they may have larger call volumes or because of their affiliations with other international cellular operators.  If our competitors’ providers can deliver a higher quality or a more cost effective roaming service, then subscribers may migrate to those competitors and our results of operation could be adversely affected.  Further, we may not be able to compel providers to participate in our technology migration and enhancement strategies.  As a result, our ability to implement technological innovations could be adversely affected if these overseas providers are unable or unwilling to cooperate with the further development of our network or if they cease to provide services comparable to those we offer on our network.

Following new European regulation of roaming tariffs, which reduced tariffs for calls made by members of the European Union among themselves, several European Union member operators have raised roaming tariffs for calls to and from non-European Union member operators, resulting in higher roaming tariffs for our subscribers.  If additional European Union member operators raise their tariffs and/or if we are not able to raise our tariffs or otherwise compensate for the higher roaming expenses this could adversely affect our profitability and results of operations.

Our substantial debt increases our exposure to market risks, may limit our ability to incur additional debt that may be necessary to fund our operations and could adversely affect our financial stability.

As of June 30, 2007, our total indebtedness was approximately NIS 3,204 million and may reach NIS 4,054 million, upon completion of this offering.  Our credit facility and the indentures governing our outstanding debentures and the Debentures being offered by this prospectus currently permit us to incur additional indebtedness, subject to maintaining certain financial ratios and other restrictions contained in our credit facility.  Our substantial debt could adversely affect our financial condition by, among other things:

•
increasing our vulnerability to adverse economic, industry or business conditions, including increases in prevailing interest rates, particularly because our outstanding debentures and the Debentures are linked to the Israeli CPI, and our credit facility bears interest at a variable rate;

•	limiting our flexibility in planning for, or reacting to, changes in our industry and the economy in general;

•	requiring us to dedicate a substantial portion of our cash flow from operations to service our debt, thus reducing the funds available for operations and future business development; and

•	limiting our ability to obtain additional financing to operate, develop and expand our business.

Our freedom to operate our business is limited as a result of certain restrictive covenants contained in our credit facility and our outstanding indentures.

Our credit facility contains a number of restrictive covenants that limit our operating and financial flexibility.  These covenants include, among other things, limitations on liens (also contained in the indentures governing our outstanding debentures), on the incurrence of indebtedness, on the provision of loans and guarantees and on acquisitions, dispositions of assets, mergers and other changes of control.  Our credit facility also contains covenants regarding maintaining certain levels of financial ratios during the term of the facility, including as a condition to the distribution of dividends.  Our ability to continue to comply with these and other obligations depends in part on the future performance of our business.  Such obligations may hinder our ability to finance our future operations or the manner in which we operate our business.  In particular, any non-compliance with performance-related covenants and other undertakings of our credit facility, outstanding debentures and Debentures could result in an acceleration of our outstanding debt under our credit facility, outstanding debentures and Debentures and restrict our ability to obtain additional funds, which could have a material adverse effect on our business, financial condition or results of operations.  Further, our inability to maintain the financial ratios required under our credit facility for the distribution of dividends may limit our ability to distribute dividends.

Our business results may be affected by currency fluctuations, by our currency hedging positions and by changes in the Israeli Consumer Price Index and by changes in the Tel Aviv interbank offered rate (Telbor).

A substantial amount of our cash payments are incurred in, or linked to, non-NIS currencies.  In particular, in 2005 and 2006, and in the six-month period ended June 30, 2007, payments in U.S. dollars or linked to the U.S. dollar represented approximately 19%, 26% and 24%, respectively, of total cash outflow.  These payments included capital expenditures, cell site rental fees, payments to equipment suppliers and, in 2006 and in the six-month period ended June 30, 2007, payments of principal and interest on our credit facility.  As almost all of our cash receipts are in NIS, any devaluation of the NIS against those non-NIS currencies in which we make payments, particularly the U.S. dollar, will increase the NIS cost of our non-NIS denominated or linked expenses and capital expenditures.

We engage in currency hedging transactions to reduce the impact of these currency fluctuations on our cash flows and results of operations.  We recognize freestanding derivative financial instruments as either assets or liabilities in our balance sheet and we measure those instruments at fair value.  However, accounting for changes in the fair value of a derivative instrument, such as a currency hedging instrument, depends on the intended use of the derivative instrument and the resulting designation.  For a foreign exchange derivative instrument designated as a cash flow hedge, the effective portion of the derivative instrument is initially reported as a component of our shareholders’ equity and subsequently recognized in our income statement as the hedged item affects earnings.  For derivative instruments that are not designated as cash flow hedges, changes in fair value are recognized in our income statement without any reference to the change in value of the related budgeted expenditures.  These differences could result in fluctuations in our reported net income on a quarterly basis.

Further, since the principal amount of, and interest that we pay on our debentures, including the Debentures being offered pursuant to this prospectus, are linked to the Israeli CPI, any increase in the Israeli CPI will increase our financial expenses and could adversely affect our results of operations.

Additionally, since the interest rate under our credit facility is based on the Tel Aviv interbank offered rate (Telbor), any increase in that interest rate will increase our financial expenses and could adversely affect our results of operations.

We may not be able to fulfill our dividend policy in the future; implementation of our dividend policy will significantly reduce our future cash reserves.

In February 2006, we adopted a dividend policy targeting a payout ratio of at least 75% of our net income under Israeli GAAP in each calendar year, subject to any applicable law, our license and contractual obligations and provided that such distribution would not be detrimental to our cash needs or to any plans approved by our Board of Directors.  Our credit facility limits our ability to pay dividends, including by limiting our distribution of dividends in respect of any financial year so that any distributions based on retained earnings accumulated since January 1, 2006, do not exceed the lesser of (a) 75% of our aggregate net income from January 1, 2006 to the date of distribution and (b) the aggregate “eligible dividend amount” from January 1, 2006 to the date of distribution, the “eligible dividend amount” being the lesser of (i) our net income for each financial year and (ii) the excess of free cash flow over 110% of total debt service for each financial year.  In addition, we are also permitted to make distributions out of the NIS 285 million adjustment to retained earnings. See “Item 5 - Operating and Financial Review and Prospects — Overview — New Israeli accounting standard affecting measurement of fixed assets” of our annual report on Form 20-F for the year ended December 31, 2006. Our license requires that we and our 10% shareholders maintain at least $200 million of combined shareholders’ equity.  See “Item 5 - Operating and Financial Review and Prospects—Liquidity and Capital Resources—Debt service” of our annual report on Form 20-F for the year ended December 31, 2006. Dividend payments are not guaranteed and our Board of Directors may decide, in its absolute discretion, at any time and for any reason, not to pay dividends.

Further, our dividend policy, to the extent implemented, will significantly reduce our future cash reserves and may adversely affect our ability to fund unexpected capital expenditures as well as our ability to make interest and principal repayments on our outstanding debentures,  the Debentures, and credit facility.  As a result, we may be required to borrow additional money or raise capital by issuing equity securities, which may not be possible on attractive terms or at all.

If we are unable to fulfill our dividend policy, or pay dividends at levels anticipated by investors in our shares, the market price of our shares may be negatively affected and the value of our investors’ investment may be reduced.

We rely on a limited number of suppliers for key equipment and services.

We depend upon a small number of suppliers to provide us with key equipment and services.  For example, Nokia Siemens Israel provides our network system based on GSM/GPRS/EDGE technology, our UMTS/HSDPA core system and related products and services; LM Ericsson Israel supplies our radio access network and related products and services based on UMTS/HSDPA technology; Amdocs Israel provides us with services with respect to the operating of, and the implementation of developments to, our billing system; and Be’eri Printers provides our printing supplies and invoices as well as the distribution, packaging and delivery of invoices and other mail to the postal service distribution centers.  In addition, we lease a portion of our transmission capacity from Bezeq, the incumbent landline operator. Bezeq has experienced labor disputes, including stoppages, during the privatization process and liberalization of the landline market, and additional disruptions, stoppages and slowdowns may be experienced in the future. If these suppliers fail to provide equipment or services to us on the requisite standards of quality and on a timely basis, we may be unable to provide services to our subscribers in an optimal manner until an alternative source can be found and our license may be at risk of revocation for failure to satisfy the required service standards.

We are a member of the IDB group of companies, one of Israel’s largest business groups.  This may limit our ability to expand our business, to acquire other businesses or to borrow money from Israeli banks.

We are an indirect subsidiary of IDB, one of Israel’s largest business groups. Other indirect subsidiaries of IDB also operate in the Israeli communication market providing high speed Internet, international telephone services and wireline and landline communication services. As a result, conflicts of interest may arise between us and other IDB group companies.  Due to the limited size of the Israeli market and due to the high level of regulation of the Israeli market, in particular in the communications market, our being a member of the IDB group of companies may limit our ability to expand our business in the future, to form joint ventures and strategic alliances and conduct other strategic transactions with other participants in the Israeli communications market.

In addition, pursuant to the “Guidelines for Sound Bank Administration” issued by the Israeli Supervisor of Banks, the amount that an Israeli bank may lend to one group of borrowers and to each of the six largest borrowers of such banking corporation is limited.  Since we are a member of IDB’s group of borrowers, these guidelines may limit the ability of Israeli banks to lend money to us, although this has not occurred to date.

We are controlled by a single shareholder who can significantly influence matters requiring shareholders’ approval.

As of June 30, 2007, DIC held, directly and indirectly, approximately 59% of our outstanding share capital (DIC’s holdings of our outstanding share capital is expected to change to 56% on or about September 24, 2007. See our current report on Form 6-K filed with the Securities and Exchange Commission on September 19, 2007).  Pursuant to a shareholders agreement among DIC and certain of our minority shareholders, who in the aggregate own 5.5% of our ordinary shares, DIC has been granted the voting rights in respect of those shares.  In addition to DIC’s shareholdings and such additional voting rights, it has the right to appoint the 20% of our directors that we are required by our license and articles of association to have appointed by Israeli citizens and residents among our founding shareholders.  Accordingly, subject to legal limitations, DIC has control over all matters requiring shareholder approval, including the election and removal of our directors and the approval of significant corporate transactions.  This concentration of ownership could delay or prevent proxy contests, mergers, tender offers, open-market purchase programs or other purchases of our ordinary shares that might otherwise give our shareholders the opportunity to realize a premium over the then-prevailing market price for our ordinary shares.

Further, as a foreign private issuer, we are exempt from the application of the NYSE rules requiring the majority of the members of our Board of Directors to be independent and requiring our Board of Directors to establish independent nomination and compensation committees.  Accordingly, our minority shareholders, outstanding debentures and Debenture holders are denied the protection intended to be afforded by these corporate governance standards.

We have not yet evaluated our internal control over financial reporting in compliance with Section 404 of the Sarbanes-Oxley Act.

We are required to comply with the internal control evaluation and certification requirements of Section 404 of the Sarbanes-Oxley Act by the end of our 2007 fiscal year.  We have begun the process of determining whether our existing internal control over financial reporting systems is compliant with Section 404.  If it is determined that we are not in compliance with Section 404, we may be required to implement new internal control procedures. We may experience higher than anticipated operating expenses as well as external auditor fees during the implementation of these changes and thereafter.  If we are unable to implement these changes effectively or efficiently, it could harm our operations, financial reporting or results of operations and could result in our conclusion that our internal controls over financial reporting are not effective.

Risks Relating to Operating in Israel

We conduct our operations in Israel and therefore our results may be adversely affected by political, economic and military instability in Israel.

Our operations, our network and some of our suppliers are located in Israel.  Accordingly, political, economic and military conditions in Israel may directly affect our business.  Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors.  Any hostilities involving Israel or the interruption or curtailment of trade within Israel or between Israel and its trading partners could adversely affect our operations and could make it more difficult for us to raise capital.  Since September 2000, there has been a high level of violence between Israel and the Palestinians. Hamas, an Islamist movement responsible for many attacks, including missile strikes, against Israelis, won the majority of the seats in the Parliament of the Palestinian Authority in January 2006 and took control of the entire Gaza Strip, by force, in June 2007. These developments have further strained relations between Israel and the Palestinian Authority. Further, in the summer of 2006, Israel engaged in a war with Hezbollah, a Lebanese Islamist Shiite militia group, which involved thousands of missile strikes and disrupted most day-to-day civilian activity in northern Israel.  Any armed conflicts, terrorist activities or political instability in the region would likely negatively affect business conditions and could harm our results of operations, including following termination of such conflicts due to a decrease in the number of tourists visiting Israel.

In addition, in the event that the State of Israel relinquishes control over certain territories currently held by it to the Palestinian Authority, we will not be able to provide service from our cell sites located in Israeli populated areas and on connecting roads in these territories.  This may result in the loss of subscribers and revenues and in a decrease in our market share.

Our freedom and ability to conduct our operations may be limited during periods of national emergency.

The Communications Law grants the Prime Minister of Israel the authority, for reasons of state security or public welfare, to order a telecommunications license holder to provide services to security forces, to perform telecommunication activities or to establish a telecommunications facility as may be required for the security forces to carry out their duties.  Further, the Israeli Equipment Registration and IDF Mobilization Law, 1987, also permits the registration of engineering equipment and facilities and the taking thereof for the use of the Israel Defense Forces.  This law further sets the payment for use and compensation for damages caused to the operator as a result of such taking.  Our general license also permits the Israeli Government, during national emergencies or for reasons of national security, to take all necessary actions in order to ensure state security, including taking control of our network, and requires us to cooperate with such actions.  If national emergency situations arise in the future and if we are to be subject during such time to any of the foregoing actions, this could adversely affect our ability to operate our business and provide services during such national emergencies and adversely affect our business operations.

Provisions of Israeli law and our license may delay, prevent or impede an acquisition of us, which could prevent a change of control.

Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to these types of transactions.  For example, a merger may not be completed unless at least 50 days have passed from the date that a merger proposal was filed by each merging company with the Israel Registrar of Companies and at least 30 days from the date that the shareholders of both merging companies approved the merger.  In addition, a majority of each class of securities of the target company is required to approve a merger.  Further, the provisions of our license require the prior approval of the Ministry of Communication for changes of control in our Company.

Furthermore, Israeli tax considerations may make potential transactions unappealing to us or to our shareholders whose country of residence does not have a tax treaty with Israel exempting such shareholders from Israeli tax. For example, Israeli tax law does not recognize tax-free share exchanges to the same extent as U.S. tax law. With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of numerous conditions, including a holding period of two years from the date of the transaction during which sales and dispositions of shares of the participating companies are restricted.  Moreover, with respect to certain share swap transactions, the tax deferral is limited in time, and when the time expires, tax then becomes payable even if no actual disposition of the shares has occurred.

These provisions could delay, prevent or impede an acquisition of us, even if such an acquisition would be considered beneficial by some of our shareholders.

The material changes contained in the Prospectus are as follows:

Material Changes

Number Portability

In May 2007, the MOC notified us of its intention to impose monetary sanctions on telephony operators, including us, following non-implementation and operation of number portability as of September 1, 2006. The intended monetary sanction applicable to us for the period commencing September 1, 2006 and ending November 30, 2007 equals approximately NIS 6.0 million. Commencing December 1, 2007 (the new date determined by the MOC for the implementation of number portability), insofar as the number portability is not implemented, the intended monetary sanction for each additional day that number portability will not be implemented by us, will equal approximately NIS 0.3 million. We have submitted our objection to the said intended sanctions to the MOC.

See Item 3.7 “Risk Factors – Risks related to our business – We may face claims of being in violation of the law and our license requiring the implementation of number portability and the terms of our license governing the method of charging for SMS messages; We face intense competition in all aspects of our business” above.

See Item 4. “Information on the Company – B. Business Overview – Government Regulations – Number Portability; B. Business Overview - Competition” of our annual report on Form 20-F for the year ended December 31, 2006, for additional details.

MVNO

In August 2007, the Israeli government instructed the MOC to take all measures necessary to allow any mobile virtual network operator, or MVNO, wishing to provide cellular services to the public using the network of a cellular operator to do so as of December 31, 2007.  In the event that an MVNO and the cellular operator will not have reached an agreement as to the provision of service by way of MVNO within six months from the date the MVNO has approached the cellular operator, the MOC is authorized to examine the causes thereof and, should the MOC determine that the same is due to noncompetitive behavior of the cellular operator or market failure, the MOC may use its authority to provide instructions. Such instructions may include intervening in the terms of the agreement, including by setting the price of the service.

The previous government decision on that matter, from September 2006, appointed a governmental committee to examine the possibility of implementing MVNO operation in Israel. Following that decision, the MOC has been conducting an examination, using an international consulting firm. The MOC did not publish its findings and recommendations and, to the best of our knowledge, is expected to hold a hearing in the coming weeks.

See Item 3.7 “Risk Factors - Risks related to our business – we face intense competition in all aspects of our business” above.

See Item 4. “Information on the Company – B. Business Overview – Competition;  - Government Regulations – Mobile Virtual Network Operator” of our most recent annual report on Form 20-F for the year ended December 31, 2006, for additional details.

Change of Charging Units

In September 2007, our general license was amended to the effect that prevents us from offering our subscribers calling plans using airtime charging units other than the basic airtime charging unit set in the general license (which is currently up to a 12-second unit and as of January 1, 2009 will become a one-second unit).

We have been taking steps to address the effects of this amendment to our license and at this time are unable to assess the potential effect of the amendment on our results of operations.

See “Item 3.7 Risk Factors – Risks related to our Business – We operate in a heavily regulated industry, which can harm our results of operations” above.

See “Item 4. Information on the Company – B. Business Overview – Government Regulations – Tariff Supervision” and "Item 5. Operating and Financial Review and Prospects – A. Operating Results – Overview – General" of our annual report on Form 20-F for the year ended December 31, 2006, for additional details.

Site Licensing

In July 2007, a Magistrate Court ruled that the exemption from the requirement to obtain a building permit for radio access devices is not applicable to radio access devices on a cellular network and that, as such, we are required to receive building permits for the construction and use of the facility and the accompanying equipment. This ruling contradicts previous Magistrate Court rulings, which determined that the exemption is also applicable to radio access devices in a cellular network. This issue is under consideration in the court of appeals (the District Court).

In July 2007, we were served with a petition filed with the Israeli High Court of Justice, filed against the Minister of Environmental Protection, the Minister of Interior and the MOC; we and three other cellular operators were joined as formal respondents. The petition sought to cancel the said exemption for radio access devices, to annul any environmental permits previously granted and to prevent the granting of environmental permits in the future by the Ministry of Environmental Protection for radio access devices, based on the exemption. In August 2007, the petition was dismissed in limine for failure to exhaust the relevant proceedings prior to filing of the petition, without a consideration of the merits of the case.

Recently, the Ministry of Environmental Protection has withheld the grant and/or renewal of operating permits in a few instances, where the local planning and building committee’s engineer objected to our reliance upon the said exemption for radio access devices.

See “Item 3.7 Risk Factors - Risks related to our business – We may not be able to obtain permits to construct cell sites” above.

See “Item 4. Information on the Company – B. Business Overview – Government Regulations – Permits for Cell Site Construction – Site Licensing” of our annual report on Form 20-F for the year ended December 31, 2006 for additional details.

Purported Class Actions

In April 2007, a purported class action lawsuit was filed against us in the District Court of Tel-Aviv-Jaffa, by two plaintiffs who claim to be our subscribers. The claim alleges that we unlawfully and in violation of our license raised our rates in existing calling plans that include a commitment to purchase certain services for a fixed period. In May 2007, another purported class action lawsuit alleging claims of a similar nature was filed against us in the same court by two plaintiffs who claim to be our subscribers . If the claims are certified as class actions, the amounts claimed are estimated by the plaintiffs to be approximately NIS 230 million and NIS 875 million, respectively. At this preliminary stage, we are unable to assess the lawsuits' chances of success. Accordingly, no provision has been made in our financial statements in respect of these claims.

In July, 2007, pursuant to an appeal regarding the Tel Aviv-Jaffa District Court's decision in June 2004 to deny a purported class action lawsuit filed against us in August 2001 by one of our subscribers, in connection with our outgoing call tariffs for the "Talkman" (pre-paid) plan and the collection of a distribution fee for "Talkman" calling cards, the Supreme Court accepted a joint petition filed by both parties, in light of the Class Action Law, 2006, to resubmit the purported class action lawsuit for consideration in the District Court of Tel Aviv-Jaffa. If the claim is certified as a class action, the amount claimed is estimated by the plaintiff to be approximately NIS 135 million. Based on advice of counsel, we believe that we have good defenses against the certification of the lawsuit as a class action. Accordingly, no provision has been included in our financial statements in respect of this claim.

In September 2007, a purported class action lawsuit filed against us and two other cellular operators in the District Court of Jerusalem, by three plaintiffs who claim to be subscribers of the defendants. The plaintiffs claim that the defendants charge their subscribers for SMS messages sent by them to subscribers who chose to disable receipt of SMS messages and/or mislead the senders by an indication on their cell phones that such messages were sent. If the claim is certified as a class action, the amount claimed from all three defendants is estimated by the plaintiffs to be approximately NIS 182,500,000, without specifying the amount claimed from us specifically. At this preliminary stage, we are unable to assess the lawsuit's chances of success. Accordingly, no provision has been included in our financial statements in respect of this claim.

Dividend Distribution

On June 7, 2007 we paid a cash dividend in the amount of NIS 2.03 per share, and in the aggregate amount of approximately NIS 198 million, to all shareholders of record as of May 25, 2007.

On September 6, 2007 we paid a cash dividend in the amount of NIS 2.06 per share, and in the aggregate amount of approximately NIS 201 million, to all shareholders of record as of August 23, 2007.

The amount of dividends declared per share for a certain quarter does not necessarily reflect dividends for future quarterly periods, which may change in accordance with our dividend policy. Dividend declaration is not guaranteed and is subject to our board of directors’ sole discretion, as detailed in our annual report on Form 20-F for the year ended December 31, 2006, under “Item 8 - Financial Information - Dividend Policy”.
The Offering described in this Form 6-K  is made in Israel to residents of Israel only. The Debentures will be listed on the Tel Aviv Stock Exchange only. The Debentures have not and will not be registered under the U.S. Securities Act of 1933. Accordingly the Debentures may not be offered or sold in the United States. This Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy any debentures.

About Cellcom Israel
Cellcom Israel Ltd., established in 1994, is the leading Israeli cellular provider; Cellcom Israel provides its 2,960 million subscribers (as at June 2007) with a broad range of value added services including cellular and landline telephony, roaming services for tourists in Israel and for its subscribers abroad and additional services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an HSDPA 3.5 Generation network enabling the fastest high speed content transmission available in the world, in addition to GSM/GPRS/EDGE and TDMA networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Through its broad customer service network Cellcom Israel offers its customers technical support, account information, direct to the door parcel services, internet and fax services, dedicated centers for the hearing impaired, etc. In April 2006 Cellcom Israel, through Cellcom Fixed Line Communications L.P., a limited partnership wholly-owned by Cellcom Israel, became the first cellular operator to be granted a special general license for the provision of landline telephone communication services in Israel, in addition to data communication services. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL).

For additional information please visit the Company's website http://investors.ircellcom.co.il

Company Contact Shiri Israeli Investor Relations Coordinator investors@cellcom.co.il Tel: +972 52 998 9755	Investor Relations Contact Ehud Helft / Ed Job CCGK Investor Relations ehud@gkir.com / ed.job@ccgir.com Tel: (US) 1 866 704 6710 / 1 646-213-1914

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.

Date:	September 23, 2007	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	General Counsel